July 28, 2023

WILLIAMSBURG INVESTMENT TRUST

Cantor FBP Appreciation & Income Opportunities Fund and

Cantor FBP Equity & Dividend Plus Fund

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

CANTOR SELECT PORTFOLIOS TRUST

Cantor FBP Equity & Dividend Plus Fund

110 East 59th Street

New York, NY 10022

Re: AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF JULY 28, 2023 (THE "AGREEMENT"), BY AND BETWEEN WILLIAMSBURG INVESTMENT TRUST, A MASSACHUSETTS BUSINESS TRUST ("TARGET ENTITY") ON BEHALF OF ITS SERIES, CANTOR FBP APPRECIATION & INCOME OPPORTUNITIES FUND AND THE CANTOR FBP EQUITY & DIVIDEND PLUS FUND (EACH A “TARGET FUND”, AND COLLECTIVELY, THE "TARGET FUNDS") AND CANTOR SELECT PORTFOLIOS TRUST, A DELAWARE STATUTORY TRUST (“ACQUIRING ENTITY”), ON BEHALF OF ITS SERIES, CANTOR FBP EQUITY & DIVIDEND PLUS FUND (THE "ACQUIRING FUND")

Ladies and Gentlemen:

You have requested our opinion with respect to certain United States (“U.S.”) federal income tax consequences of entering into a transaction pursuant to which: (i) the Acquiring Fund will acquire the Assets and Liabilities of the Target Funds in exchange for Institutional Class shares of the Acquiring Fund of equal value to the Net Assets of the Target Funds being acquired, and (ii) such Target Funds will each distribute such shares of the Acquiring Fund to shareholders of such Target Fund in connection with the liquidation of such Target Fund, all upon the terms and conditions set forth in the Agreement (the “Reorganizations”). The Acquiring Fund is, and will be immediately prior to Closing, a new series created solely for the purpose of acquiring the Assets and Liabilities of the Target Funds. In the Reorganizations, the holders of shares of the Target Funds will receive Institutional Class shares having the same designations issued by the Acquiring Fund. This opinion is furnished to you pursuant to Section 8.6 of the Agreement. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the combined Information Statement and Prospectus (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganizations, as amended through the date hereof; (iii) certain representations concerning the Reorganizations made to us by the Target Entity on behalf of each Target Fund, and by the Acquiring Entity on behalf of the Acquiring Fund, in letters of even date herewith (the “Representation Letters”); (iv) such other documents, financial and other reports that we deemed relevant or appropriate; and (v) the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “Service”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct, and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such documents, the genuineness of all signatures and the correctness of all representations made therein, without regard to any qualifications on the basis of knowledge, belief, intent or materiality. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the documents that have been provided to us.

Based upon the foregoing, it is our opinion with respect to the Reorganizations that, for U.S. federal income tax purposes, and subject to the limitations set forth herein:

(i)	The acquisition by the Acquiring Fund of all of the Assets of each of the Target Funds, as provided for in the Agreement, in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Funds, followed by the distribution by each Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of each Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and that each Target Fund and the Acquiring Fund will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

(ii)	No gain or loss will be recognized by either Target Fund upon the transfer of all of its respective Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code.

(iii)	No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of each Target Fund in exchange solely for the assumption of the Liabilities of each Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

(iv)	No gain or loss will be recognized by either Target Fund upon the distribution of the Acquiring Fund shares by such Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

(v)	The tax basis of the Assets of each Target Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of each such Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

(vi)	The holding periods of the Assets of each Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by each such Target Fund pursuant to Section 1223(2) of the Code.

(vii)	No gain or loss will be recognized by the shareholders of either Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund shares pursuant to Section 354(a) of the Code.

(viii)	The aggregate tax basis of the Acquiring Fund shares to be received by each shareholder of each Target Fund will be the same as the aggregate tax basis of the respective Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(ix)	The holding period of Acquiring Fund shares received by a shareholder of a Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held Target Fund shares as capital assets on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)	For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of each Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

This opinion does not address the tax consequences of the Reorganizations to contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinion is provided solely to you as a legal opinion, and not as a guaranty or warranty, and is limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Target Funds or the Acquiring Fund qualifies or will qualify as a regulated investment company; (ii) the U.S. federal income tax consequences of the payment of Reorganization expenses by Cantor Fitzgerald Investment Advisers, L.P. except in relation to the qualification of the transfer of each Target Fund’s Assets to the Acquiring Fund as a reorganization under Section 368(a) of the Code; (iii) whether any U.S. federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Target Fund shareholder that is a foreign person; (iv) the effect of the Reorganizations on each Target Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code); (v) the effect of the Reorganizations on any shareholder of the Target Funds that is required to recognize unrealized gains or losses for U.S. federal income tax purposes under a mark-to-market system of accounting; (vi) whether accrued market discount, if any, on any market discount bonds held by the Target Funds will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganizations; (vii) whether any gain or loss will be required to be recognized with respect to any Asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (viii) any state, local or foreign tax consequences of the Reorganizations.

Our opinion is being rendered to the Target Entity and the Acquiring Entity and their respective Boards of Trustees, and may be relied upon only by the Target Entity and the Acquiring Entity and their respective Boards of Trustees. The Target Entity, the Target Funds, the Acquiring Entity, the Acquiring Fund, and the shareholders of the Target Funds and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to the use of our name and to any reference to our firm in the Form N-14. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/Greenberg Traurig LLP

Greenberg Traurig LLP